X4 Pharmaceuticals, Inc.
61 North Beacon Street, 4th Floor
Boston, MA 02134

August 22, 2023

Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Doris Stacey Gama

RE:    X4 Pharmaceuticals, Inc.
    Registration Statement on Form S-3
    File No. 333-273961

    Acceleration Request
        Requested Date:    August 24, 2023
        Requested Time:    4:00 p.m. Eastern Time

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-273961) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Thursday, August 24, 2023, or as soon thereafter as is practicable.
Once the Registration Statement has been declared effective, please orally confirm that event with Daniel I. Goldberg of Cooley LLP, counsel to the registrant, at (212) 479-6722.

[Signature page follows]

Sincerely,
X4 Pharmaceuticals, Inc.

By:     /s/ Adam S. Mostafa
    Adam S. Mostafa
Chief Financial Officer

cc:    Paula Ragan, Ph.D., Chief Executive Officer, X4 Pharmaceuticals, Inc.
    Daniel I. Goldberg, Cooley LLP
Eric Blanchard, Cooley LLP
Courtney T. Thorne, Cooley LLP